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                            March 27, 2023

       Anthony Gruber
       Chief Financial Officer
       MamaMancini's Holdings, Inc.
       25 Branca Road
       East Rutherford, NJ 07073

                                                        Re: MamaMancini's
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 16,
2023
                                                            File No. 333-270087

       Dear Anthony Gruber:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 16,
2023

       General

   1. We note your response to prior comment 2. Because you have not yet filed your Form 10-
                                                        K for the fiscal year
ended January 31, 2023, you may not incorporate by reference into this registration.
Please revise pages 54 and 55 to delete your attempt to incorporate by reference.
              Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.
 Anthony Gruber
MamaMancini's Holdings, Inc.
March 27, 2023
Page 2
                                            Sincerely,
FirstName LastNameAnthony Gruber
                                            Division of Corporation Finance
Comapany NameMamaMancini's Holdings, Inc.
                                            Office of Manufacturing
March 27, 2023 Page 2
cc:       Robert Diener
FirstName LastName